Bracewell & Giuliani LLP	Wachtell, Lipton, Rosen & Katz
711 Louisiana Street, Suite 2300	51 West 52nd Street
Houston, Texas 77002	New York, New York 10019
713-221-2300 Office	212-403-1000 (telephone)
713-221-1212 Fax	212-403-2000 (facsimile)

March 18, 2013

VIA EDGAR TRANSMISSION
AND HAND DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attn: Mara L. Ransom, Assistant Director

Re:	Kinder Morgan Energy Partners, L.P.
Registration Statement on Form S-4
Filed February 13, 2013
File No. 333-186623

Ladies and Gentlemen:

On behalf of our respective clients, Kinder Morgan Energy Partners, L.P. (“Kinder Morgan”) and Copano Energy, L.L.C. (“Copano” and, together with Kinder Morgan, the “parties”), please find responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 15, 2013 with respect to the above-referenced registration statement (the “Registration Statement”).

Kinder Morgan is filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes revisions to the Registration Statement in response to the Staff’s comments. For your convenience, we have repeated in bold type each comment exactly as set forth in the March 15 comment letter. The parties’ response to each comment is set forth immediately below the text of the applicable comment.

General

1.                                      Please file the legal opinion, tax opinions and Copano’s form of proxy card as soon as practicable to allow us sufficient time to review such items before requesting acceleration of the registration statement.

Response:  The opinion as to the legality of the Kinder Morgan common units being registered, the tax opinions and the form of proxy card for the special meeting of Copano unitholders have been filed as exhibits 5.1, 8.1, 8.2 and 99.3, respectively, to Amendment No. 1.

Proposal 1: The Merger, page 52

Background of the Merger, page 53

2.                                      We note your disclosure on page 55 that “each of the three potentially interested parties indicated preliminarily in discussions with Barclays that it would be prepared to consider a higher level of consideration than initially proposed” and that Kinder Morgan submitted a revised indication of interest on December 20, 2012. Please disclose whether either of the other interested parties submitted a revised indication of interest, the date on which such indication of interest was received, and the dollar value thereof.

Response:  In response to the Staff’s comment, disclosure has been added to page 56 of Amendment No. 1.

3.                                      Please briefly describe the reasons that as of December 22, 2012, and based upon Kinder Morgan’s revised indication of interest, Copano was not interested in pursuing a transaction with Kinder Morgan, and decided to proceed with an interested party other than Kinder Morgan.

Response:  In response to the Staff’s comment, disclosure has been added to page 56 of Amendment No. 1.

4.                                      We note that on January 3, 2013, Kinder Morgan clarified that the exchange ratio represented by Kinder Morgan’s revised proposal was 0.4563 Kinder Morgan common units per Copano common unit. Please disclose when Kinder Morgan, Copano, and TPG, if applicable, began discussing the ratio at which the Series A convertible preferred units held by TPG will be converted into common units, and when the parties reached an agreement in this regard.

Response:  Disclosure has been added to page 57 of Amendment No. 1 to clarify that the ratio at which the Series A convertible preferred units will be converted into Copano common units was not negotiated among Kinder Morgan, Copano and TPG, but rather the terms of Copano’s preexisting limited liability company agreement provide for the ratio at which the Series A convertible preferred units will be converted into Copano common units in the event of a change of control transaction.

Recommendation of the Copano Board of Directors and Its Reasons For the Merger, page 58

5.                                      Please include in the first bullet on page 61 the current amount of Kinder Morgan’s regular quarterly cash distribution on its common units, with a view to helping investors evaluate the way in which this factor informed the board’s decision to recommend the merger.

Response:  In response to the Staff’s comment, disclosure has been added to page 61 of Amendment No. 1.

Interests of Directors and Executive Officers of Copano in the Merger, page 87

Quantification of Potential Payments to Copano’s Named Executive Officers . . ., page 90

6.                                      Please disclose the time-frame in which the second trigger must occur in order for any amounts payable to your NEOs under “double-trigger” arrangements to become payable. Please refer to Instruction 5 to Item 402(t)(2) of Regulation S-K.

Response:  In response to the Staff’s comment, disclosure has been added to page 92 of Amendment No. 1.

Litigation Relating to the Merger, page 94

7.                                      Please update this section to reflect the most current information regarding litigation related to the merger. In this regard, we note that five lawsuits related to the merger are disclosed on page 59 of the Form 10-K for the fiscal year ended December 31, 2012 filed by Copano on March 1, 2013.

Response:  The disclosure about the litigation related to the merger has been updated on pages 21, 31 and 96 of Amendment No. 1.

The Merger Agreement, page 96

8.                                      We note your cautionary statements concerning the representations and warranties. Please note that disclosure regarding an agreement’s representations or covenants in a registration statement (whether through incorporation by reference or direct inclusion) constitutes a disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put the information contained in, or otherwise incorporated into that publication, into context so that such information is not misleading. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1 2005). Accordingly, if you continue to use these cautionary statements, please revise them to remove any implication that the merger agreement does not constitute disclosure under the federal securities laws and to clarify that you will provide additional disclosure in your public reports to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the agreements and will update such disclosure as required by federal securities laws. In this regard, we draw your attention in particular to the first clause in the penultimate sentence of the second introductory paragraph to this section, and to the last sentence of the same paragraph. This comment also applies to the language in the fourth bullet under “Representations and Warranties” on page 114.

Response:  In response to the Staff’s comment, the disclosure on pages 97 and 115 of Amendment No. 1 has been revised.

Exhibit Index

Exhibit 99.2 — Consent of Jefferies & Company, Inc.

9.                                      We note the statement that Jefferies “hereby disclaim[s] that [Jefferies] come[s] within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended (the ‘Securities Act’) or the rules and regulations of the Securities and Exchange Commission thereunder . . . .” Please have Jefferies revise the consent to remove the quoted language, as it appears that Jefferies is required to provide a consent under Section 7 of the Securities Act of 1933, as amended because Jefferies provided an opinion that is summarized in and included in the registration statement, and which is attributed to Jefferies. Please refer to Securities Act Rule Compliance and Disclosure Interpretation Question 233.02.

Response:  The consent of Jefferies LLC (formerly known as Jefferies & Company, Inc.) has been revised in response to the Staff’s comment and is filed as exhibit 99.2 to Amendment No. 1.

Courtesy packages containing this letter and marked copies of Amendment No. 1 showing all changes to the Registration Statement as filed on February 13, 2013 are being delivered to each individual named in the last paragraph of the Staff’s March 15 comment letter.

If any member of the Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please contact Gary W. Orloff of Bracewell & Giuliani LLP at 713-221-1306, or in his absence, Troy L. Harder, at 713-221-1456, or Lawrence S. Makow of Wachtell, Lipton, Rosen & Katz at 212-403-1372.

Very truly yours,		Very truly yours,

BRACEWELL & GIULIANI LLP		WACHTELL, LIPTON, ROSEN & KATZ

/s/ Gary W. Orloff		/s/ Lawrence S. Makow
Gary W. Orloff		Lawrence S. Makow

cc:	Joseph Listengart
David DeVeau
Kinder Morgan Energy Partners, L.P.

Douglas L. Lawing
Copano Energy, L.L.C.

R. Jay Tabor
Weil, Gotshal & Manges LLP

R. Daniel Witschey, Jr.
Troy L. Harder
Bracewell & Giuliani LLP